Exhibit 99.1

MATERIAL EVENT

VIÑA CONCHA Y TORO S.A.

Registration at the Registry of Securities No. 0043

Santiago, June 21, 2018

Mr. Joaquín Cortez

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449

Santiago

Dear Mr. Chairman,

In accordance with the provisions set forth in article 9 and the second paragraph of article 10 of Law 18,045 on Securities Markets, and General Rule No. 30 of this Commission, and duly authorized to do so, I hereby communicate to you as a material event of Viña Concha y Toro S.A. the following:

In a session held today, the Board of Directors of Viña Concha y Toro S.A. agreed to initiate the process to terminate its American Depositary Receipt (“ADR”) program in the United States, delist its ADRs and its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and deregister its ADRs, ADSs and shares of Common Stock from the U.S. Securities and Exchange Commission.

The decision of the Board of Directors to terminate the ADR program and to delist from the NYSE is based on the following considerations:

•	The ADRs currently make up approximately 3% of the total shares of the Company.

•	The Company is aiming to reduce its operational expenses.

Notwithstanding the above, the Board of Directors has determined to voluntarily remain in compliance with the standards of the Sarbanes-Oxley Act of the United States, in accordance with international best practices, and under the review of an external auditing firm.

The shares of Common Stock of Viña Concha y Toro S.A. delivered as a result of the exchange of ADRs will continue to trade on the Chilean Stock Exchange.

Yours truly,

/s/ Osvaldo Solar Venegas
Osvaldo Solar Venegas
Corporate Finance Manager
pp Viña Concha y Toro S.A.

cc:	Santiago Stock Exchange
Electronic Stock Exchange
Valparaíso Stock Exchange
Representative of the Bondholders